Exhibit 99.1

news release

For Immediate Release

Encana announces joint venture to develop Duvernay lands

Calgary, Alberta (December 13, 2012) TSX, NYSE: ECA

Encana Corporation (Encana) has entered into a joint venture arrangement with Phoenix Duvernay Gas (Phoenix), a wholly owned subsidiary of PetroChina, to explore and develop Encana’s extensive undeveloped Duvernay land holdings in west-central Alberta. Under the terms of the agreement, Phoenix will gain a non-controlling 49.9% interest in Encana’s approximately 445,000 acres in the Duvernay play for total consideration of C$2.18 billion.

At closing C$1.18 billion was paid to Encana and C$1.0 billion is payable over the next four years in the form of a carry of half of Encana’s share of development capital. During this period, the joint venture partners plan to invest a total of C$4.0 billion in new drilling, completion and processing facilities. Encana estimates that the Duvernay joint venture lands contain about 9 billion barrels of oil equivalent petroleum initially-in-place. Encana remains the operator of the joint venture with its 50.1% working interest.

“Phoenix’s investment demonstrates the tremendous value that Encana has created in this early life liquids rich play, and enables us to accelerate the pace at which the full production potential of our Duvernay lands can be achieved,” says Randy Eresman, Encana President & CEO. “A transaction of this magnitude keeps us on track to create a more diversified commodity portfolio and maintain our balance sheet strength. It is a strong endorsement of Encana’s position as a reliable long term partner.”

Encana has drilled nine wells into the Duvernay, has five producing wells and currently has two rigs actively drilling additional wells. With the formation of this joint venture, Encana expects to more than double its planned pace of development in the Duvernay play beginning early in 2013.

“The Duvernay project will combine Phoenix’s integrated upstream and downstream capabilities and financial resources with Encana’s proven resource play hub expertise. This joint venture will build a foundation for the successful development of the Duvernay play and help to diversify our business portfolio. Encana is our ideal long term partner for the development of our future natural gas business,” says Mr. Zhiming Li, Phoenix’s President & Chief Executive Officer.

Having entered into several joint venture transactions in 2012, these types of arrangements have become an important part of Encana’s business model. Joint ventures help the Company to achieve a highly efficient deployment of capital throughout its vast exploration and development asset base as Encana transitions to a more diversified portfolio of commodities.

These relationships have the potential to increase natural gas demand as a number of Encana’s partners are actively exploring opportunities to export liquefied natural gas (LNG), while some are industrial consumers looking to transition to natural gas as fuel for their operations. An example is a recent agreement with Nucor Energy Holdings (Nucor) which is designed to support Nucor’s increased use of natural gas for its facilities, such as its direct reduced iron facility currently under construction in Convent, Louisiana.

For more information on Encana’s recent joint venture agreements visit www.encana.com/investors

Balance Sheet Strength

Including the proceeds from the transaction with Phoenix, Encana expects to end the year with cash balances in excess of US$3.0 billion, well ahead of the targeted US$2.5 billion the Company projected in June 2012. In addition, confirmed carry capital committed to Encana from joint ventures and other third party agreements for 2013 is now approximately US$750 million, and covers about half of Encana’s projected costs in those areas.

To date, Encana has increased its hedge position for 2013 to approximately 1.5 billion cubic feet per day (Bcf/d) at an average price of US$4.39 per million cubic feet (Mcf).

“Our enhanced risk management position combined with our significant expected cash balance for the end of the year puts us in a solid position to execute on our plans for 2013. We expect these joint venture arrangements will help us

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achieve higher capital efficiencies which will enable us to reduce the amount of capital that we initially projected to spend next year,” adds Eresman

Financial and Legal Advisors

RBC Capital Markets acted as financial advisor and Burnet, Duckworth & Palmer LLP acted as legal advisor to Encana for this transaction.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS– In the interests of providing Encana Corporation (“Encana” or the “Company”) shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected amount of carried capital to be paid to Encana over the next four years under the joint venture; projected amount of investments in new drilling, completion and processing facilities by the joint venture partners; estimated petroleum initially-in-place in Duvernay lands; expectation for the transaction to help Encana create a more diversified commodity portfolio and maintain balance sheet strength; projection to double pace of development in the Duvernay play in 2013; expectation for Encana’s joint ventures to help maintain a highly efficient capital deployment throughout the Company’s exploration and development portfolio and increase for natural gas demand including opportunities for the export of LNG; expected cash and cash equivalents at year-end 2012 and estimated amount of confirmed carry capital committed from joint venture and other third-party agreements for 2013; anticipated capital investment for 2013; and expectation to be in a solid position to execute on the Company’s plans for 2013.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its

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perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

ADVISORY REGARDING OTHER OIL & GAS INFORMATION—National Instrument (“NI”) 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies such as Encana engaged in oil and gas activities. Encana complies with the NI 51-101 annual disclosure requirements in its annual information form, most recently dated February 23, 2012 (“AIF”). The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D of the AIF.

Encana uses the terms resource play and total petroleum initially-in-place. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. Total petroleum initially-in-place (“PIIP”) is defined by the Society of Petroleum Engineers—Petroleum Resources Management System (“SPE-PRMS”) and in the Canadian Oil & Gas Evaluation Handbook (“COGEH”) as that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).

Due to the early life nature of the Duvernay play, PIIP is the most relevant specific assignable category of estimated resources. Estimates by engineering and geo-technical practitioners may vary and the differences may be significant. There is no certainty that it will be commercially viable to produce any portion of the estimated PIIP.

In this news release, certain natural gas volumes have been converted to barrel of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice-President, Investor Relations	Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation

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